Form 6-K

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D. C. 20549 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2004

SONY CORPORATION
(Translation of registrant’s name into English)
7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN
(Address of principal executive offices)
The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)

By:	/s/ Teruhisa Tokunaka (Signature) Teruhisa Tokunaka Executive Deputy President and Group Chief Strategy Officer

Date: March 31, 2004

List of materials

Documents attached hereto:

i)	A press release announcing Sony Corporation’s determination of final terms of stock acquisition rights for the purpose of granting stock options

Sony Corporation 6-7-35 Kitashinagawa, Shinagawa-ku Tokyo, 141-0001 Japan
News & Information

No. 04-016E March 31, 2004

Determination of Final Terms of Stock Acquisition Rights for the Purpose of Granting Stock Options

Sony Corporation (the “Corporation”) announced that the final terms of Stock Acquisition Rights for the purpose of granting stock options, the issue of which was resolved at the meeting of its Board of Directors held on March 26, 2004, have been determined as set forth below.

1.	Amount to be paid in per share to be issued or transferred upon exercise of Stock Acquisition Rights:
40.90 US dollars

2.	Aggregate amount of issue price of shares to be issued upon exercise of Stock Acquisition Rights:
50,045,240 US dollars

3.	Portion of issue price of a share which will not be accounted for as stated capital in case a share is issued upon exercise of Stock Acquisition Rights:
20.45 US dollars per share

Notes:	1.	Date of Ordinary General Meeting of Shareholders
June 20, 2003

2.	Date of issue of Stock Acquisition Rights
March 31, 2004

3.	Aggregate number of Stock Acquisition Rights
12,236

4.	Issue price of Stock Acquisition Rights
The Stock Acquisition Rights will be issued without the payment to the Corporation of any consideration.

5.	Class and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights
1,223,600 shares of common stock of the Corporation* *The number of shares to be issued or transferred upon exercise of each Stock Acquisition Right is 100.

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6.	Period during which Stock Acquisition Rights may be exercised
From and including April 1, 2004, up to and including March 31, 2014. If the last day of such period falls on a holiday of the Corporation, the immediately preceding business day shall be the last day of such period.

7.	Conditions for exercise of Stock Acquisition Rights
(1)	Each Stock Acquisition Right may not be exercised in part.
(2)	If a share exchange or share transfer by which the Corporation becomes a wholly-owned subsidiary of another company is approved at the General Meeting of Shareholders of the Corporation, the holders of the Stock Acquisition Rights may not exercise the Stock Acquisition Rights on and after the effective date of such share exchange or share transfer.

8.	Mandatory Cancellation of Stock Acquisition Rights
Not applicable.

9.	Restrictions on Transfer of Stock Acquisition Rights
The Stock Acquisition Rights are non-transferable (other than any transfer upon the death of a holder of the Stock Acquisition Rights to such holder’s estate or beneficiaries), unless such transfer is expressly approved by the Board of Directors of the Corporation.

10.	Issue of Certificates for Stock Acquisition Rights
Certificates for the Stock Acquisition Rights shall be issued only when a holder of the Stock Acquisition Rights requests the Corporation to issue such certificates of Stock Acquisition Rights.

11.	Persons to whom Stock Acquisition Rights shall be allocated
Directors, corporate executive officers and employees of the Corporation and its subsidiaries (total: 503)

Contact: Sony Corporation Corporate Communications (03) 5448-2200

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